UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Assure Holdings Corp.

(Full Name of Registrant)

(Former Name if Applicable)

7887 East Belleview Avenue, Suite 240

(Address of Principal Executive Office (Street and Number)

Denver, CO 80111

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Assure Holdings Corp. (the “Company”) is unable to file, without unreasonable effort and expense related to technical accounting associated with the disposition of assets to National Neuromonitoring Services, LLC which closed on March 26, 2024, its Quarterly Report on Form 10-Q for the period year ended March 31, 2024 (the “Form 10-Q”). The Company requires additional time to finalize its financial statements to be filed as part of the Form 10-Q. The Company currently expects to file the Form 10-Q on or before May 20, 2024, the prescribed due date under the five calendar day extension period provided under Rule 12b-25.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Farlinger	720	287-3093
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above in Part III, the Company is in the process of completing the preparation of its financial statements for its quarter ended March 31, 2024.  The Company expects to report revenue of approximately $10,000 for the quarter ended March 31, 2024, compared to revenue of approximately $3.6 million previously reported for the quarter ended March 31, 2023.  In regard to the previously reported revenue for the quarter ended March 31, 2023, the Company expects that in the comparative financial statements to be filed in the Form 10-Q for the period ended March 31, 2024, a majority of this previously reported revenue will be classified as a component of discontinued operations and revenue will be reported as approximately $115,000 for March 31, 2023. The Company expects to report net loss of approximately $3.1 million for the quarter ended March 31, 2024 compared to net loss of $4.3 million for the quarter ended March 31, 2023. The differences in revenue and net loss are primarily attributable to the following factors: The Company exploring strategic alternatives for its clinical operations and reporting revenue related to the clinical operations as a component of discontinued operations. The reduction in net loss was attributable to the sale of the clinical operations and settlement of trade payables with the issuance of common shares.

Assure Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2024	By	/s/ John Farlinger
John Farlinger
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).